                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of          NOVEMBER 2000 (THIRD QUARTERLY REPORT 2000)
                 --------------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
         --------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
           ----------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                              Form 40-F   X
          -----                                                  -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                         Yes                 No   X
                             -----              -----

                                 PRESS RELEASES
                                       AND
                             THIRD QUARTERLY REPORT
                                       OF
                               QUEBECOR WORLD INC.
                             FILED IN THIS FORM 6-K


Documents index

1.   Press Release dated November 6, 2000 (#28/00);

2.   Press Release dated November 13, 2000 (#29/00);

3. Material sent to shareholders by Computershare Investors Services on November 21, 2000:

     - Quarterly Report (ending September 30, 2000)

NOVEMBER 6, 2000                                                           28/00

FOR IMMEDIATE RELEASE                                                PAGE 1 OF 2


                   QUEBECOR WORLD TO ACQUIRE COMMON SHARES OF
                     Q/MEDIA ON EXERCISE OF SPECIAL WARRANTS

MONTREAL, Canada - Quebecor World Inc. today announced that Q/Media Services Corporation has filed a preliminary prospectus in British Columbia and Ontario to qualify voting common shares of Q/Media to be issued upon the exercise of special warrants held by a subsidiary of Quebecor World Inc.

The special warrants of Q/Media having an aggregate value of US$5 million were originally issued to a subsidiary of Quebecor World Inc. on August 2, 2000 as partial consideration for the sale by Quebecor World Inc. of its North American CD replicating and fulfillment facilities to Vancouver-based Q/Media.

Up to 2,078,292 voting common shares of Q/Media could be issued upon the exercise or deemed exercise of the special warrants. If the maximum number of the voting common shares is issued, Quebecor World Inc. will own 19.99% of the voting common shares of Q/Media. Quebecor World Inc. presently holds no voting common shares of Q/Media.

The conversion price which will determine the exact number of voting common shares to be issued will be determined on the earlier of the date of the final prospectus or December 15, 2000 in accordance with a prescribed formula. In the event that the conversion price of the special warrants would result in the issuance of more than 2,078,292 voting common shares, the value of the balance of the special warrants may be converted into convertible redeemable preferred shares, series A, of Q/Media or paid in cash, at the option of Q/Media.

Aside from the voting common shares of Q/Media issuable upon the exercise or deemed exercise of the special warrants, Quebecor World Inc. has no current intention to acquire additional voting common shares of Q/Media.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail lists, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

FOR IMMEDIATE RELEASE                                                PAGE 2 OF 2

FOR FURTHER INFORMATION, PLEASE CONTACT:

Claire Lanctot
Vice President, Business Development
Quebecor World Inc.
(514) 877-5191
(800) 567-7070

Tony Ross
Director, Corporate Communications
Quebecor, World Inc.
(514) 877-5317
(800) 567-7070

Jeremy P. Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

NOVEMBER 13, 2000                                                          29/00

FOR IMMEDIATE RELEASE                                                PAGE 1 OF 2

                        QUEBECOR WORLD SIGNS $142 MILLION
                    BRAZILIAN DIRECTORY CONTRACT WITH LISTEL

               *PLANTS IN RECIFE, BRAZIL, AND LIMA, PERU, EXPANDED
                *QUEBECOR WORLD'S SECOND LARGE BRAZILIAN CONTRACT

MONTREAL AND SAO PAULO - Quebecor World Inc. (NYSE,TSE: IQW) today announced it has signed a 10-year agreement with Listel Listas Telefonicas S.A., Brazil's leading publisher of telephone directories. Listel is a subsidiary of BellSouth Corporation (NYSE:BLS), a $26 billion communications services company and one of the largest publishers of telephone directories in the U.S.

This latest agreement will allow us to expand our new facility in Brazil's fourth largest city, Recife. The directories will serve more than 100 million people in 152 regions and cities across the country. In all, Quebecor World will print more than 11.8 billion directory pages a year for Listel. This single contract is more than half of all the directory pages we print in Canada in one year. The projected value of the contract over 10 years exceeds US$140 million, excluding the value of paper.

"We have had a close working relationship with BellSouth for many years and are proud to be able to support them in their role in developing the telecommunications sector in South America. The agreement with Listel, a BellSouth company, is a win-win situation," said Charles G. Cavell, Quebecor World President and Chief Executive Officer. "Listel gets superior quality and service while the security of the long-term contract allows Quebecor World to increase its investment in the Brazilian market."

Under the agreement, Quebecor World will print the directories in its new greenfield plant in Recife and in Quebecor World's Lima, Peru, facility. In September, Quebecor World announced it was building the Recife plant after signing a 10-year US$170 million contract with Editora Abril S.A., the country's leading publisher of consumer magazines. Now the plant will be significantly expanded because the Listel contract will double the amount of production.

"This contract and our partnership with Abril allow us to build a strong local business and give us the highest possible asset utilization of our new Recife facility," said Mr. Cavell. "We already operate facilities in Chile, Columbia, Argentina, Mexico and Peru. We are excited to add another major piece to our Latin American platform in the country with the largest population in the region. We will continue to build on these efforts and see significant growth opportunities in one of the major economies of the future."

"This contract offers Listel enhanced heatset quality manufacturing on terms that reflect the economics of Brazilian production," stated Listel President Jerzy Rostworowski. "We have chosen Quebecor World because of their proven ability to respond to our needs."

FOR IMMEDIATE RELEASE                                                PAGE 2 OF 2

Listel Listas Telefonicas S.A. is Brazil's leading publisher of telephone directories. Its territories include the State of Sao Paulo and several other regions. Listel is a wholly owned subsidiary of BellSouth Corp., a $26 billion communications services company. In addition to its base in the United States, BellSouth has operations in 11 countries throughout Latin America, including Argentina, Brazil, Chile, Columbia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail lists, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

For further information:

Guy Trahan
President
Quebecor World Latin America
011-54-11-4313-7107

Jeremy Roberts
Director Corporate Finance
and Investor Relations
Quebecor World Inc.
(514) 877-5118

Tony Ross
Director Corporate Communications
Quebecor World Inc.
(514) 877-5317

                                                              Third Quarter 2000

                                   [GRAPHIC]

                                The Evolution of
                                  Print Media

                              [QUEBECOR WORLD LOGO]

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended September 30
(In millions of US dollars, except per share data)

                                               Three months                      Nine months
--------------------------------------------------------------------------------------------------------------
                                              2000        1999    Change         2000         1999      Change
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                   1,633.8     1,257.1        30%     4,813.3      3,111.9         55%
Operating income before amortization         286.7       199.4        44%       774.3        458.4         69%
Operating income                             202.4       126.8        60%       508.3        269.1         89%
Net income                                    88.7        54.7        62%       189.1        123.1         54%
Cash provided from operating activities       17.5       202.9       (91)%      307.0        436.3        (30)%
Free cash flow from operations*                0.1       180.2                  206.0        343.9
Operating margin before amortization          17.5%       15.9%                  16.1%        14.7%
Operating margin                              12.4%       10.1%                  10.6%         8.6%
--------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION
REVENUES
   United States                           1,148.3       769.6        49%     3,324.9      1,695.0         96%
   Canada                                    252.3       228.6        10%       760.6        692.7         10%
   Europe                                    208.9       238.0       (12)%      654.1        660.3         (1)%
   Latin America                              26.7        21.7        23%        78.4         66.2         18%

OPERATING INCOME
   United States                             148.5        87.3        70%       364.3        150.7        142%
   Canada                                     27.4        23.9        15%        76.6         67.5         13%
   Europe                                     13.9        14.7        (5)%       42.2         42.2          -%
   Latin America                               0.7         0.8         -%         3.6          5.2        (31)%

OPERATING MARGINS
   United States                              12.9%       11.4%                  11.0%         8.9%
   Canada                                     10.9%       10.5%                  10.1%         9.7%
   Europe                                      6.7%        6.2%                   6.5%         6.4%
   Latin America                               2.5%        3.4%                   4.6%         7.8%
--------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Cash earnings**                              $0.70       $0.49        43%      $ 1.56        $1.11         41%
Net income                                   $0.58       $0.43        35%      $ 1.23        $0.97         27%
Dividends                                    $0.08       $0.07                 $ 0.23        $0.21
Book value                                                                     $14.73        $6.53
--------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                                                                 306.7        328.3
Total assets                                                                  6,628.0      6,603.3
Long-term debt                                                                2,670.0      2,929.2
Shareholders' equity                                                          2,370.3      1,786.6
Debt-to-equity ratio                                                            53:47        62:38
--------------------------------------------------------------------------------------------------------------

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

**  Earnings per share before goodwill amortization.


2                                                                   Page 8 of 19

Message to Shareholders

[JEAN NEVEU AND CHARLES G. CAVELL PICTURE]

For the three months ended September 30, 2000, Quebecor World Inc.'s operating income increased 60% from the same quarter in 1999 to $202 million. The Company also achieved record revenues in the quarter, increasing 30% to $1.6 billion. Growth in earnings per share was equally impressive, up 35% to $0.58. Cash earnings per share reached $0.70 per share in 2000 compared to $0.49 per share in 1999, a 43% improvement.

Quebecor World attained these record results while continuing to manage the largest acquisition in the history of the commercial printing industry. It was one year ago this fall we acquired World Color Press in the U.S., making Quebecor World the global leader in its product categories. The integration has gone better than expected since synergies and cost savings are almost double earlier projections.

Since the World Color acquisition, Quebecor World has achieved five consecutive quarters of record revenues and operating margins.

Quebecor World revenues for the nine months ended September 30, 2000 reached $4.8 billion, a 55% increase over the same period last year. Net income increased 54% to $189 million or $1.23 per share. Net income on a cash basis reached $1.56 per share, from $1.11 per share for the corresponding period of 1999, a 41% increase.

WORLD COLOR INTEGRATION ON TARGET

We have now completed our first full year since the World Color acquisition. We are significantly ahead of schedule with respect to the integration of operations, which is approximately 80% complete. The synergies and cost savings are close to double what we built into our business plan. As a result of consolidation initiatives implemented to date, we expect to realize in the year 2001 more than $80 million of cost savings and synergies from the merger.

THE U.S. MARKET

This is Quebecor World's largest and strongest market. We currently generate more than 70 per cent of our revenues from the U.S. The magazine and catalogue business in the U.S. continues to perform very well. Ad pages in general were strong during the third quarter and many of the largest titles performed very well. On a consolidated basis year to date they're running about 13 per cent ahead of last year. We now print about half of the top consumer titles in the U.S. and 46 per cent of the top 125 titles in terms of circulation.

Quebecor World has the finest gravure manufacturing platform in the industry. In order to maintain and improve that platform, Michael Osesek was appointed Senior Vice President, Group manufacturing for the Magazine/Catalogue Group of Quebecor World. He will be based in Franklin, Kentucky and manage the business unit's gravure platform. Mr. Osesek comes to Quebecor World after spending 26 years in the industry.

The retail insert and Sunday magazine business performed on target for the quarter. We are achieving solid returns with the widest, fastest and most fully automated rotogravure presses in North America.

Books were strong during the third quarter and we expect strong buying to continue through 2001. The Harry Potter phenomenon continued to be the major event in the trade book business in the third quarter. Quebecor World is the largest single printer of the Harry Potter series. To date we have printed two thirds of the series which represents tens of millions of copies. The world wide web is another factor helping the book business. Online retailers are enhancing sales allowing people to buy books no matter where they live simply by pointing and clicking.

Telephone directories in the US are doing well and we're encouraged by our growth prospects because of increased demand from independent publishers and because of the excellent geograhic distribution of our facilities. We print closer to the end user thereby reducing costs.

Our direct mail business continues to lead the market in performance and innovation. We continue to introduce exciting products ranging from personalized cover wraps for catalogues to complex personalized publications for certain of our automotive customers.

The logistics business is a wholly owned subsidiary that controls all of our transportation and shipping. It is making significant improvements in savings and efficiencies. Quebecor World is the largest single customer of the U.S. Post Office and this provides a significant platform for growth. Our profitability has improved substantially in 2000 and we anticipate significant growth in 2001 to expand our network beyond its current principal focus which is now magazines and catalogues.

EXPANDING MARKETS

Latin America continues to be a region where Quebecor World is committed to expanding its network of facilities so it is positioned to capitalize on the strong future growth that is anticipated as the platform of the "Americas" takes shape. The Company is already one of the largest commercial printers in the region operating facilities in Mexico, Argentina, Chile, Peru and Columbia. During the quarter we announced an expansion into the largest market, Brazil. A new facility will be built, enabled by a 10-year, $170 million dollar contract with Abril S.A. Abril is the largest magazine publisher in Brazil, a country of over 160 million people or half of the population of Latin America. This single contract fully supports the company to build and operate a facility in Recife, Brazil's fourth largest city.


Page 9 of 19                                                                   3

The contract covers 18 titles including VEJA, Brazil's largest weekly and the world's fourth largest news magazine. Because the magazines will be printed and distributed in northeastern Brazil they will be delivered faster to subscribers and newsstands.

Because of this key strategic growth, the company will further strengthen its infrastructure to put us in a better position to take advantage of opportunities as we move forward. One of the measures taken this quarter was appointing Sean Twomey to the position of Senior Vice President, Latin America. Mr. Twomey was previously Vice President, Business Development for Quebecor World. His appointment reflects the company's focus to further develop its market position in Latin America.

Following the end of the quarter, Quebecor World also announced a 10-year, $142 million dollar contract with Listel Listas Telefonicas S.A., Brazil's leading publisher of telephone directories. Listel is a subsidiary of the BellSouth Corporation, a $26 billion communications services company and one of the largest publishers of telephone directories in the United States.

This agreement will cause the doubling of the facility being built for Abril in Recife because the contract will virtually double the amount of production. We will be able to build a strong local business, maximize the asset utilization at our Recife plant and significantly strengthen our critical mass in Latin America.

The directories will serve more than 100 million people in 152 regions and cities across Brazil. Quebecor World will print more than 11.8 billion directory pages a year for Listel. This single contract is more than half of all the directory pages we print in Canada in one year.

EUROPE

The results of our European operations improved during the quarter excluding the unfavourable effect of the Euro devaluation. This was driven inpart by our newly strengthened management team combined with restructuring initiatives implemented during the first half of 2000. In local currency terms, operating income for the quarter in Europe was up 11% and the operating margin is now closer to 7% which is where it has been historically on a consolidated basis.

Europe continues to be an important market and as we move forward we expect to increase our yield from multinational clients. Because of our global reach, we are able to offer these clients a unique level of service not just in their home countries but in different parts of the world where they do business.

To help develop this business the Company named Vincent Bastien as Chief Operating Officer, Europe. A new edition to the company Mr. Bastien has extensive experience in general management and in senior marketing positions. As an interim step, Mr. Bastien will operate as President and General Manager, France, allowing him to transition into his new role and to improve the company's position in its largest European market.

John Dickin, currently Managing Director U.K. will oversee the rest of Quebecor World Europe in the newly created position of Executive
Vice-President Operations, responsible for business units in Spain, the Nordic countries, the U.K. and Austria.

NEW MEDIA

In order to improve service to our customers by providing a link between traditional and new media, Quebecor World took important steps this quarter to expand the role of Que-Net Media, the company that specializes in the creation of digital text and image management for print and internet applications.

                                [QUE-NET MEDIA LOGO]

Que-Net Media now has 13 locations throughout North America. It has added resources to better help customers with their pre-media business including scanning, digital photography, page makeup and digital asset management.

As an example of the type of project that can be developed by Que-Net Media, when we first entered into an agreement with Hard Rock Cafe, it was to use digital photography to capture items in their memorabilia collection to be mounted on their website. As the work progressed they realized their collection had significant value and they were looking for a way to capture and catalogue all of it. We proposed Que-Net Media's digital asset management system that allows them to archive, repurpose and reuse images as they like. Now we are working on creating a print catalogue product as well.

We expect this is just the tip of the iceberg in terms of the type of relationships we can develop within the Que-Net platform.

INDUSTRY INITIATIVES

Quebecor World continues to expand its Web-enabled procurement initiative. Based in Fribourg, Switzerland this initiative is currently being evaluated to include additional materials and services beyond major suppliers such as ink and paper. Quebecor World anticipates this will allow us to continue to reduce costs and improve operating margins. Talks were initiated during the quarter with several key suppliers to further streamline the entire value delivery system, inclusive of the physical procurement process to improve efficiencies for the Company and its suppliers.


4                                                                  Page 10 of 19

In addition, during the quarter, discussions continued with three other major printers examining industry wide standards for communicating with customers and suppliers. Quebecor World continued testing XPP, an XML tool for facilitating complex electronic transactions between printer and publisher including Meredith Corporation, The New York Times Company Magazine Group and The Reader's Digest Association.

Quebecor World has joined with dozens of printers, publishers and paper suppliers worldwide in facilitating the creation of XML based document standards for the most common transactions between buyers and sellers of paper. Standards development work is ongoing.

These initiatives are aimed at lowering the overall cost of the value chain for all participants and making print the low cost communications medium.

FINANCING

Quebecor World continues to be focused on paying down and refinancing bank borrowing debt. During the quarter the Company took measures to refinance some of its long term debt. In September, the Company issued Senior Notes of $121 million, maturing in 2015 and 2020. This follows a placement of $250 million in July maturing in 2010 and 2012. Total proceeds have been used to repay bank indebtedness incurred as a result of the World Color acquisition but more importantly the term of the debt is now spread over a 20 year term at attractive rates.

The issue received strong support from the investment community, allowing Quebecor World to refinance more than $370 million during the third quarter. This, combined with our focus on maximizing free cash flow, has allowed us to reduce our acquisition bank debt to approximately $405 million, from over $925 million last year.

One of the results of these efforts is that Dominion Bond Rating Service removed its negative outlook on Quebecor World and confirmed all of its ratings.

NORMAL COURSE ISSUER BID

As of September 30, the Company repurchased for cancellation under its Normal Course Issuer Bid a total of 1,382,608 Subordinate Voting Shares for a total of approximately CDN$46 million. The average cost per share was CDN$33.54 The Company believes that the purchase of Subordinate Voting Shares under the issuer bid represents an attractive investment at current trading prices, and will continue to repurchase shares. The issuer bid is being funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of the restructuring of our manufacturing platform in the United States.

DIVIDEND

The Board of Directors declared a dividend of $0.10 per share on Multiple Voting Shares and Subordinate Voting Shares. This is an increase of 3 cents per share from the same period last year and reflects the strong prospects of the company. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on December 1, 2000 to shareholders of record at the close of business on November 16, 2000.

OTHER APPOINTMENTS

Claire Lanctot, with significant experience in the mergers and acquisitions area and as a senior finance executive, was appointed to the position of Vice President, Business Development for Quebecor World. Prior to this appointment Ms. Lanctot worked with Quebecor World on key projects, including the industry exchange and the recent sale of the CD-ROM Replication Business.

OUTLOOK

Quebecor World continues to deliver record results. Through the balance of the year the Company will complete the integration of the World Color operations in the U.S. We are confident the print market will remain strong during the fourth quarter. Although Quebecor World is now the largest print media services company in the world we firmly believe our journey has just begun.

/s/ Jean Neveu                            /s/ Charles G. Cavell
Jean Neveu,                               Charles G. Cavell,
Chairman of the Board                     President and Chief Executive Officer

Montreal, Canada, November 2000

Page 11 of 19                                                                  5

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

RECENT DEVELOPMENTS

Quebecor World is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics and other value added services. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Sweden, Switzerland, Finland, Austria, India, Chile, Argentina, Peru, Colombia and Mexico.

We have completed the first full year since the World Color Press ("WCP") acquisition and continue to focus on the integration of operations, which is complete at approximately 80% at September 30, and on maximization of free cash flow.

During the third quarter, we closed the sale of our North American CD replicating and fulfillment facilities to Vancouver-based Q-Media for a total consideration of $63 million comprised of $42 million of cash and $21 million in special warrants and promissory notes convertible into Q-Media common and preferred shares, respectively. This divestiture completed our program initiated during 1998 to exit non-core operations.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1999

Consolidated revenues increased $1.7 billion or 55% to $4.8 billion in 2000 from $3.1 billion in 1999. The increase is largely due to the inclusion of WCP operations acquired in August 1999. In addition, organic growth for the combined operations of Quebecor World reached 3% coming principally from the Canadian and European operations. In the United States, when compared to last year, the revenue base was maintained despite plant closures and disposal of non-core assets and other assets.

Cost of sales increased $1.3 billion or 53% to $3.7 billion in 2000 from $2.4 billion in 1999. Gross profit margins improved to 23% in 2000 from 22% in 1999 due to efficiencies from retooling certain plants in the United States and net cost savings and synergies resulting from the integration of acquired businesses.

Selling, general and administrative expenses increased 42% or $102 million to $342 million in 2000 from $240 million in 1999. The increase was due primarily to the acquisition of WCP. Selling, general and administrative expenses as a percentage of revenues decreased slightly from 1999 to 2000 due to benefits derived from cost savings initiatives such as the consolidation of general and administrative activities in the United States.

EBITA increased $316 million to $774 million in 2000 from $458 million in 1999. The improvement in the EBITA margin from 15% in 1999 to 16% in 2000 was due primarily to the contribution from acquisitions as well as efficiencies in retooled plants in the United States. Operations also benefited from organic growth in the first nine months. Operating income from Europe was unfavorably impacted by foreign exchange translation and fixed costs related to the shutdown of a plant during the second quarter of 2000.

Net income for the nine months ended September 30, 2000 was $189 million and earnings per share was $1.23 compared with $123 million and $0.97 respectively for the corresponding period in 1999. On a cash basis, earnings per share before goodwill amortization rose 41% from $1.11 to $1.56.

Amortization of fixed assets and deferred charges increased 41% to $266 million in 2000 from $189 million in 1999. The increase was primarily due to depreciation from business acquisitions and capital spending in prior years.

Financial expenses increased $114 million to $175 million in 2000 from $61 million in 1999. The increase was a result of the debt incurred and assumed in acquisitions as well as the increase in short-term interest rates compared with the preceding year. In 2000, a gain on redemption of debentures of $3.9 million was recorded in reduction of financial expenses. The effective tax rate was 28.4% for the first nine months of 2000 and 1999.

Goodwill amortization increased $32 million to $48 million in 2000 from $16 million in 1999. This increase results from additional goodwill of $1.9 billion incurred principally through the WCP acquisition, which is being amortized over 40 years.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operating activities in the first nine months of 2000 reached $307 million compared with $436 million in 1999. The decrease of $129 million reflected the payment of restructuring costs, the settlement of acquisition related liabilities and a seasonal increase in working capital. Working capital was $307 million at September 30, 2000 compared with $73 million at December 31, 1999 and $328 million at September 30, 1999. The decrease of $21 million or 6%, when compared with September 1999, was mainly due to additional accrued expenses generated from the review of the purchase equation of WCP and short-term restructuring charges, partly offset by an increase in inventory levels. The increase from December is explained by the timing of payments related to interest, higher level of accounts receivable and inventories due to revenue growth and seasonality as well as disbursements for restructuring activities.

On July 12, 2000, Quebecor World issued Senior Notes for a principal amount of $250 million comprised of two tranches. The first tranche of $175 million bearing interest rate of 8.42% matures on July 15, 2010, while the second tranche of $75 million bearing interest rate of 8.52% matures on July 15, 2012. A second private placement took place on September 13, 2000 for a principal amount of $121 million comprised of two tranches. The first tranche of $91 million bears interest at 8.54% and matures on September 15, 2015, while the second tranche of $30 million bearing interest at 8.69% matures on September 15, 2020. Net proceeds


6                                                                  Page 12 of 19
from the Notes were used to refinance bank borrowings related to the acquisition of WCP. The key objectives of these private placements are to extend maturities of our long-term debt as well as diversify funding sources.

As of September 30, 2000, we have repurchased for cancellation, under the Normal Course Issuer Bid announced on April 4, 2000, a total of 1,382,608 Subordinate Voting Shares for a total amount of approximately CDN$46 million, at an average cost per share of CDN$33.54. We have committed to repurchase a total of 775,000 shares at an average price per share of CDN$36 in the first quarter of 2001. The issuer bid was funded with cash proceeds, totaling $68 million for the first nine months of 2000, from the sale of non-core assets such as the MDC shares sold in the first quarter of 2000, the operating assets of our North American CD-ROM replication business sold in the third quarter of 2000 and other assets made redundant as a result of the restructuring.

Capital expenditures totaled $161 million and $112 million in the first nine months of 2000 and 1999, respectively. These capital expenditures reflect the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer requirements, maintain modern, efficient plants, and continually increase productivity. Under this program, we currently expect that we will invest approximately $250 million in 2000 including $130 million on new equipment and $55 million on replacement of existing equipment and environmental compliance. The balance will be focused on redeployment of equipment from facilities being shut down to those where increased productivity and cost efficiencies can be achieved.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments for the foreseeable future.

FINANCIAL POSITION

On September 30, 2000 and 1999, our total debt was $2.7 billion and $2.9 billion respectively, including convertible debentures. Our debt to equity ratio decreased to 53:47 from 55:45 at December 31, 1999 and 62:38 on September 30, 1999. In the nine month period ending September 30, 2000, free cash flow from operations, net of capital expenditures and preferred share dividends, reached $206 million and was largely used to pay down bank borrowings. In 1999, we generated $344 million of free cash flow from operations. Our securitization program amounted to $478 million as of September 30, 2000 compared with $454 million as of September 30, 1999 and $492 million as of December 31, 1999.

RISKS AND UNCERTAINTIES

In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced variety of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented. We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As of September 30, 2000, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES

In 1998 and 1999, the Accounting Standards Board of the Canadian Institute of Chartered Accountants published new requirements related to the accounting for employee future benefits and future income taxes with the possibility of adoption in the year 2000. In the first quarter of this year, we adopted these new accounting guidelines and applied the recommendations retroactively, restating comparative periods. The cumulative effect of these changes is discussed in Note 1 of the Quarterly Financial Statements.

SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.


Page 13 of 19                                                                  7

CONSOLIDATED STATEMENTS OF INCOME

Periods ended September 30
(In thousands of U.S. dollars, except for earnings per share amounts)
(Unaudited)

                                                            Three months               Nine months
-----------------------------------------------------------------------------------------------------------
                                                             2000          1999          2000          1999
-----------------------------------------------------------------------------------------------------------
                                                                     (Restated)                  (Restated)
                                                                       (Note 1)                    (Note 1)
REVENUES                                               $1,633,766    $1,257,143    $4,813,258    $3,111,981

Operating expenses:
   Cost of sales                                        1,246,014       967,433     3,697,088     2,413,350
   Selling, general and administrative                    101,082        90,298       341,874       240,227
   Amortization of fixed assets and deferred charges       84,326        72,584       266,014       189,310
   --------------------------------------------------------------------------------------------------------
                                                        1,431,422     1,130,315     4,304,976     2,842,887
-----------------------------------------------------------------------------------------------------------

OPERATING INCOME                                          202,344       126,828       508,282       269,094

Financial expenses                                         59,507        27,574       175,066        61,247
-----------------------------------------------------------------------------------------------------------

Income before income taxes                                142,837        99,254       333,216       207,847

Income taxes:
   Current                                                 19,682        15,090        40,605        33,125
   Future                                                  18,256        13,098        53,876        25,903
   --------------------------------------------------------------------------------------------------------
                                                           37,938        28,188        94,481        59,028
-----------------------------------------------------------------------------------------------------------

Income before non-controlling interest                    104,899        71,066       238,735       148,819

Non-controlling interest                                      501         9,212         1,616         9,973
-----------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                   104,398        61,854       237,119       138,846

Goodwill amortization                                      15,699         7,195        48,039        15,738
-----------------------------------------------------------------------------------------------------------

NET INCOME                                             $   88,699    $   54,659    $  189,080    $  123,108

Net income available to holders of preferred shares         2,531         2,523         7,646         7,544
-----------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares       $   86,168    $   52,136    $  181,434    $  115,564
-----------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                     $     0.58    $     0.43    $     1.23    $     0.97

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION        $     0.70    $     0.49    $     1.56    $     1.11
-----------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
   (in thousands)                                         146,591       122,596       147,321       118,680
-----------------------------------------------------------------------------------------------------------


8                                                                  Page 14 of 19

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended September 30
(In thousands of U.S. dollars)
(Unaudited)

                                                                       Nine months
-----------------------------------------------------------------------------------------
                                                                       2000         1999
-----------------------------------------------------------------------------------------
                                                                               (Restated)
                                                                                 (Note 1)
OPERATING ACTIVITIES
   Net income                                                     $ 189,080     $123,108
   Non-cash items in net income:
      Amortization of fixed assets                                  249,228      181,807
      Amortization of goodwill and deferred charges                  64,825       23,242
      Amortization of deferred financing costs                        6,267          734
      Future income taxes                                            53,876       25,903
      Other                                                          (7,210)       2,762

   Changes in non-cash balances related to operations:
      Trade receivables                                              (9,283)     158,367
      Inventories                                                   (84,194)     (10,290)
      Trade payables and accrued liabilities                       (152,315)     (93,131)
      Other current assets and liabilities                              839       28,128
      Other non-current assets and liabilities                       (4,111)      (4,297)
   --------------------------------------------------------------------------------------
   Cash provided from operating activities                          307,002      436,333

FINANCING ACTIVITIES
   Net change in bank indebtedness                                   (1,616)     (21,445)
   Net proceeds from issuance of capital stock                        1,992      159,498
   Shares repurchased under a Normal Course Issuer Bid              (33,228)           -
   Net issuance (repayments) of long-term debt                     (141,021)     302,510
   Dividends on equity shares                                       (33,881)     (24,917)
   Dividends on preferred shares                                     (7,615)      (7,615)
   Dividends to non-controlling interest                                (36)        (713)
   --------------------------------------------------------------------------------------
   Cash provided (used) by financing activities                    (215,405)     407,318

INVESTING ACTIVITIES
   Business acquisitions, net of cash and cash equivalents           (5,344)    (772,165)
   Additions to fixed assets                                       (160,985)    (112,159)
   Net proceeds from disposal of non-core assets and other assets    67,552       27,298
   Investment in an affiliated company                              (16,901)           -
   --------------------------------------------------------------------------------------
   Cash used by investing activities                               (115,678)    (857,026)

Effect of exchange rate changes on cash and cash equivalents         23,700       16,871
-----------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                   (381)       3,496

Cash and cash equivalents, beginning of period                        3,613          309
-----------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                          $   3,232     $  3,805
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------


Page 15 of 19                                                                  9

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

                                           September 30     December 31    September 30
                                            (Unaudited)       (Audited)      (Unaudited)
----------------------------------------------------------------------------------------
                                                  2000             1999             1999
----------------------------------------------------------------------------------------
                                                             (Restated)       (Restated)
                                                               (Note 1)         (Note 1)
ASSETS

Current assets:
   Cash and cash equivalents                 $    3,232      $    3,613      $    3,805
   Trade receivables                            712,282         743,305         747,126
   Inventories                                  550,186         486,228         564,922
   Future income taxes                           41,130          36,385          36,385
   Prepaid expenses                              28,580          27,831          39,882
   -------------------------------------------------------------------------------------
                                              1,335,410       1,297,362       1,392,120

Fixed assets, net of accumulated
   amortization of $1,302,678, $1,180,316
   and $1,166,802 respectively                2,671,640       2,895,307       3,080,643
Goodwill                                      2,464,778       2,526,707       1,990,509
Other assets                                    156,175         153,752         140,044
----------------------------------------------------------------------------------------
                                             $6,628,003      $6,873,128      $6,603,316
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank indebtedness                         $    3,723      $    5,646      $    4,397
   Trade payables and accrued liabilities       945,858       1,103,171         997,367
   Income and other taxes                        40,977          38,751          21,435
   Current portion of long-term debt             38,115          77,260          40,628
   -------------------------------------------------------------------------------------
                                              1,028,673       1,224,828       1,063,827

Long-term debt                                2,480,708       2,582,911       2,683,814
Other liabilities                               331,033         290,203         260,938
Future income taxes                             246,160         255,000         328,375
Convertible debentures                          151,178         179,752         204,727
Non-controlling interest                         19,915          22,002         275,048

Shareholders' equity:
   Capital stock                              1,635,727       1,653,846       1,061,994
   Contributed surplus                           88,737          88,737          88,737
   Other paid-in capital                         14,525          20,831               -
   Retained earnings                            783,921         650,155         714,804
   Translation adjustment                      (152,574)        (95,137)        (78,948)
   -------------------------------------------------------------------------------------
                                              2,370,336       2,318,432       1,786,587
----------------------------------------------------------------------------------------

                                             $6,628,003      $6,873,128      $6,603,316
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


10                                                                 Page 16 of 19

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except per share data)
(Unaudited)

1.   ACCOUNTING CHANGE:

     Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the acccounting for income taxes and the accounting for employee future benefits, including pension and non-pension postretirement benefits.

     a)  INCOME TAXES

         In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, "Income Taxes". Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

         The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings as of January 1, 2000 by $7,119 (an increase of $8,690 as of January 1,
         1999).

         Accordingly, the financial statements for the nine months ended September 30, 1999 have been restated to comply with the provisions of Section 3465. In addition to restating the future income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

     b)  EMPLOYEE FUTURE BENEFITS

         In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, "Employee future benefits". Under Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payment other than pensions, and workers' compensation. The Company previously expensed the cost of postretirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

         The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively to January 1, 1992. The cumulative effect of this change in accounting for pension and other postretirement benefits is reported as a restatement to decrease the opening balance of retained earnings as of January 1, 2000 by $10,715 (a decrease of $9,694 as of January 1, 1999).

     c)  SUMMARY EFFECT

         The following summarizes the impact of applying Sections 3465 and 3461 on net income, retained earnings, and earnings per share for the quarter and the nine months ended September 30, 1999. The presentation of fixed assets, goodwill, future income taxes and other liabilities are also affected by these changes.

                                                      Three months                 Nine months
         ---------------------------------------------------------------------------------------------------------
                                                                 Earnings                     Earnings     Retained
                                                 Net income     per share     Net income     per share     earnings
         ----------------------------------------------------------------------------------------------------------
         As previously reported                     $55,650        $ 0.44       $125,763        $ 1.00     $718,463
         Effect of Section 3465                        (722)        (0.01)        (1,849)        (0.02)       6,841
         Effect of Section 3461, net of taxes          (269)            -           (806)        (0.01)     (10,500)
         ----------------------------------------------------------------------------------------------------------

         As restated                                $54,659        $ 0.43       $123,108        $ 0.97     $714,804
         ----------------------------------------------------------------------------------------------------------
         ----------------------------------------------------------------------------------------------------------


Page 17 of 19                                                                 11

                               Quebecor World Inc.

                              BREAKDOWN OF REVENUES
                                   NINE MONTHS


[GRAPHIC--PERFORMANCE PIE]                 [GRAPHIC--PERFORMANCE PIE]

  BY PRODUCT                                 BY GEOGRAPHIC SEGMENT
  ----------                                 ---------------------
  29% Magazines                        74% United States
  18% Retail inserts                   10% Canada
  16% Catalogs                         14% Europe
  14% Specialty Printing                2% Latin America
      and Direct Mail
  12% Books
   5% Directories
   6% Pre-media and
      other value-
      added services


    OPERATING MARGINS         EARNINGS PER SHARE      CASH EARNINGS PER SHARE
      NINE MONTHS                NINE MONTHS               NINE MONTHS

  7.5% 7.9% 8.6% 10.6%     $0.72 $0.85 $0.97 $1.23    $0.79 $0.95 $1.11 $1.56
  1997 1998 1999 2000      1997  1998  1999  2000     1997  1998  1999  2000


                              [QUEBECOR WORLD LOGO]

                        QUEBECOR WORLD INC. HEAD OFFICE
          612 Saint Jacques Street, Montreal, Quebec, Canada H3C 4M8
           Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624
                             www.quebecorworld.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR WORLD INC.


                                    By:    /s/ CLAUDINE TREMBLAY
                                           -----------------------
                                    Name:      Claudine Tremblay
                                    Title:     Assistant Secretary


Date: November 21, 2000


                                                                   Page 19 of 19